Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

(All dollar amounts expressed in US dollars unless otherwise noted)

Great Panther Announces Upsizing of Bought Deal Financing to US$14 Million

Vancouver – May 14, 2020 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or “the Company”) announces that it has agreed with Cantor Fitzgerald Canada Corporation (“CFCC”) and BMO Nesbitt Burns Inc. (“BMO”), as co-lead underwriters and joint book-runners (the “Co-Lead Underwriters”), on behalf of themselves and a syndicate of underwriters, including H.C. Wainwright & Co., LLC as lead manager, and Roth Capital Partners, LLC as manager (collectively with CFCC and BMO, the “Underwriters”) to increase the size of its previously announced bought deal offering to US$14 million. Under the revised deal terms, the Underwriters have agreed to purchase, on a bought deal basis, 35,000,000 common shares of the Company (the “Offered Shares”) at the price of US$0.40 per Offered Share (the “Issue Price”) for aggregate gross proceeds of US$14 million (the “Offering”).

In addition, Great Panther has agreed to grant to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, at the sole discretion of the Underwriters to purchase up to an additional 5,250,000 Offered Shares at the Issue Price for a period of up to 30 days after the closing of the Offering, for potential additional gross proceeds to Great Panther of up to US$2.1 million.

Great Panther intends to use the net proceeds of the Offering for near mine and regional exploration programs at the Tucano Gold Mine and (improvement of the Company’s working capital balances and general corporate purposes.

Great Panther will pay to the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering, including any proceeds received from the exercise of the Over-Allotment Option.

The Offering is expected to close on or about May 20, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the NYSE American.

The Offering will be made by way of a prospectus supplement dated May 13, 2020 (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) and U.S. registration statement on Form F-10, as amended (File No. 333-231830) (the “Registration Statement”), each dated July 2, 2019. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on July 5, 2019. The Prospectus Supplement has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the SEC. The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. Prospectus Supplement (together with the related U.S. Base Shelf Prospectus) is available on the SEC's website at www.sec.gov. Alternatively, the Prospectus Supplement may be obtained, when available, upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com or BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

ABOUT GREAT PANTHER

Great Panther Mining Limited is a Vancouver-based intermediate gold and silver mining and exploration company. Great Panther's operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru which is currently on care and maintenance. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown – Vice President, Investor Relations

tel: +1 778 899 0518

mobile +1 236 558 4485

mbrown@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements include, but are not limited to, statements regarding the anticipated offering of Common Shares under the Offering, the proceeds from sales from the Offering, the anticipated use of proceeds from such sales and the Company’s financing options.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to the market for Great Panther’s securities, potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the impact of the COVID-19 pandemic on Great Panther’s operations, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to complete any sales of Common Shares under the Offering or otherwise secure alternative financing options. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3